SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

NIGHTHAWK BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share
(Title of Class of Securities)

42237K 409
(CUSIP Number)

Mr. Jeffrey Wolf

Orion Holdings V, LLC

Seed-One IV, LLC

c/o NightHawk Biosciences, Inc.

627 Davis Drive

Morrisville, North Carolina 27560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 409	13D	Page 2 of 9 Pages

(1)	NAME OF REPORTING PERSON

Jeffrey Wolf
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,862,741
	(8)	SHARED VOTING POWER 21,256
	(9)	SOLE DISPOSITIVE POWER 3,862,741
	(10)	SHARED DISPOSITIVE POWER 21,256
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,883,997
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 42237K 409	13D	Page 3 of 9 Pages

(1)	NAME OF REPORTING PERSON

Orion Holdings V, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 11,025
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 11,025
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 11,025
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
(14)	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 42237K 409	13D	Page 4 of 9 Pages

(1)	NAME OF REPORTING PERSON

Seed-One Holdings VI, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,231
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,231
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,231
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
(14)	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 42237K 409	13D	Page 5 of 9 Pages

(1)	NAME OF REPORTING PERSON

Elusys Holdings Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not applicable
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00.0%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 42237K 409	13D	Page 6 of 9 Pages

Item 1.	Security and Issuer.

This Amendment No. 9 (this “Amendment No. 9”) amends the Schedule 13D, dated July 29, 2013 (the “Original 13D”), Amendment No. 1 to the Original 13D, dated February 9, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated March 7, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated April 27, 2017 (“Amendment No. 3”), Amendment No. 4 to the Original 13 D, dated January 2, 2020 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated January 4, 2021 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated December 13, 2021 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated December 30, 2022 (“Amendment No. 7”), and Amendment No. 8 to the Original 13D, dated August 21, 2023 (“Amendment No. 8”), each filed by Mr. Wolf, Orion, and Seed-One. Mr. Wolf, Orion, Seed-One, and Elusys Holdings Inc. (“Elusys Holdings”) are collectively referred to as the “Reporting Persons.” Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7., or Amendment No. 8. The class of equity securities to which this Amendment No. 9 relates is the Common Stock, of NightHawk Biosciences, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 627 Davis Drive, Morrisville, North Carolina 27560.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

Mr. Wolf is the managing member of Orion and Seed-One, and the sole shareholder and director of Elusys Holdings. The address of the principal business office of Mr. Wolf and each of Orion, and Seed-One is c/o NightHawk Biosciences, Inc., 627 Davis Drive, Suite 300 Morrisville, North Carolina 27560. The address of the principal business office of Elusys Holdings is 7700 Congress Avenue, Ste 2207, Boca Raton, Florida 33487. The present principal occupation of Mr. Wolf is President and Chief Executive Officer of the Company.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Wolf is a citizen of the United States of America. Orion and Seed-One are each a limited liability company organized under the laws of the State of Delaware. Elusys Holdings is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 11, 2023, Elusys Holdings entered into that certain asset and equity interest purchase agreement (the “Purchase Agreement”) with the Company, pursuant to which, among other things, the Company will sell to Elusys Holdings its direct holdings in Elusys Therapeutics, Inc., the Company’s wholly-owned subsidiary, and Elusys Holdings will become the holder of all of the issued and outstanding shares of common stock of Elusys Therapeutics, Inc.

On or prior to January 20, 2024, the Company will issue to Elusys Holdings a convertible promissory note (the “Convertible Note”) in the aggregate principal amount of $2,250,000, pursuant to the Purchase Agreement. The Convertible Note will bear interest at a rate equal to 1.0% per annum and will mature upon the one-year anniversary of the date of the first issuance of the Convertible Note (the “Maturity Date”). Under the terms of the Convertible Note, the outstanding balance on the Convertible Note, including any accrued but unpaid interest thereon, may be converted at the election of Elusys Holdings, in whole or in part, into shares of the Company’s common stock at a conversion price equal to 110% of the seven-trailing day VWAP of the Company’s common stock immediately preceding the date of the Purchase Agreement (such maximum number, subject to adjustment pursuant to the terms of the Convertible Note, the “Conversion Shares”), if the stockholders of the Company approve the issuance of the Conversion Shares before the Maturity Date (or if such stockholder approval is not required by applicable law or the rules of the NYSE American to issue the Conversion Shares).

CUSIP No. 42237K 409	13D	Page 7 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows.

As of the date hereof, the aggregate number and percentage of shares of Common Stock deemed beneficially owned by the Reporting Persons (based on 26,081,890 shares of Common Stock outstanding as of December 11, 2023, and 60 days out for vesting of options, or February 9, 2023), are as follows:

(a)	Common Shares deemed beneficially owned:	Percent of class of Common Shares:
	(i) Mr. Wolf:	13.5%
	(ii) Orion:	0.04%
	(iii) Seed-One:	0.04%
	(iv) Elusys Holdings	0%

(b)       Number of Common Shares as to which Mr. Wolf has:

(i)	Sole power to vote or to direct the vote: 3,862,741
(ii)	Shared power to vote or to direct the vote: 21,256
(iii)	Sole power to dispose or to direct the disposition of: 3,862,741
(iv)	Shared power to vote or to direct the disposition of: 21,256

Number of Common Shares as to which Orion has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 11,025
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to vote or to direct the disposition of: 11,025

Number of Common Shares as to which Seed-One has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 10,231
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to vote or to direct the disposition of: 10,231

Number of Common Shares as to which Elusys Holdings has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to vote or to direct the disposition of: 0

(c)        None of the Reporting Persons effected any transactions in Common Stock during the 60 days prior to the date hereof.

(d)       Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 2 and 4 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 42237K 409	13D	Page 8 of 9 Pages

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 1:	Joint Filing Agreement, dated December 12, 2023
Exhibit 2:	Asset and Equity Interests Purchase Agreement (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 12, 2023).
Exhibit 3:	Form of Convertible Note (incorporated by reference to Exhibit 4.8 of the Company’s Form 8-K filed with the Securities and Exchange Commission on December 12, 2023).

CUSIP No. 42237K 409	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2023

	By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf

ORION HOLDINGS V, LLC

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

ELUSYS HOLDINGS INC.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Chief Executive Officer

 Exhibit 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT, is dated as of December 12, 2023, and is by and among Jeffrey Wolf, Orion Holdings V, LLC, a Delaware limited liability company (“Orion”), Seed-One Holdings VI, LLC, a Delaware limited liability company (“Seed-One”), and Elusys Holdings Inc., a Delaware corporation (“Elusys Holdings,” and collectively with Mr. Wolf, Orion, and Seed-One, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.       Amendment No. 9 to Schedule 13D with respect to the Common Stock, par value $0.0002 per share, of NightHawk Biosciences, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.       Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf

ORION HOLDINGS V, LLC
By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

SEED-ONE HOLDINGS VI, LLC

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Managing Member

ELUSYS HOLDINGS INC.
By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Chief Executive Officer